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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SOUND DESIGNS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    83607U205
                                 (CUSIP Number)

                                  MAX L GOLDEN
                          14677 MIDWAY ROAD, SUITE 206
                               DALLAS, TEXAS 75001
                            TELEPHONE (972) 687-0090
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 10, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 83607U205                     FORM 13D               PAGE 2 OF 6 PAGES



(1)    Name of Reporting Persons.  I.R.S. Identification Nos. of Above    Max L. Golden
       Persons (entities only)
---------------------------------------------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group                   (a)   [ ]
                                                                          (b)   [ ]
---------------------------------------------------------------------------------------------------------------------

(3)    SEC Use Only
---------------------------------------------------------------------------------------------------------------------


(4)    Source of Funds                                                    OO
---------------------------------------------------------------------------------------------------------------------


(5)    Check Box if Disclosure of Legal Proceedings is Required           [ ]
       Pursuant To Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization                               United States of America

---------------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially   (7)    Sole Voting Power                  7,776,732
Owned by Each Reporting         -------------------------------------------------------------------------------------
Person With
                                (8)    Shared Voting Power                0
                                -------------------------------------------------------------------------------------

                                (9)    Sole Dispositive Power             7,776,732
                                -------------------------------------------------------------------------------------

                                (10)   Shared Dispositive Power           0
---------------------------------------------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person       7,776,732
---------------------------------------------------------------------------------------------------------------------

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain     [ ]
       Shares
---------------------------------------------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)                 19.4
---------------------------------------------------------------------------------------------------------------------

(14)   Type of Reporting Person                                           IN
---------------------------------------------------------------------------------------------------------------------



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CUSIP NO. 83607U205                     FORM 13D               PAGE 3 OF 6 PAGES

ITEM 1   SECURITY AND ISSUER

This statement concerns 7,776,732 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Sound Designs, Inc., a Nevada corporation (the "Issuer"), the principal executive offices of which are located at 14677 Midway Road, Suite 206, Addison, Texas 75001. 1,200,000 of the Shares are issuable upon exercise of options to purchase Common Stock.

ITEM 2   IDENTITY AND BACKGROUND

(a)      This statement is being filed on behalf of Max L. Golden.

(b) The business address of Mr. Golden is 14677 Midway Road, Suite 206, Addison, Texas 75001.

(c)      Mr. Golden is the President and Chief Executive Officer of the Issuer.

(d)      None.

(e)      None.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Beneficial ownership of the Shares was acquired as compensation for the acquisition by merger of Plus Solutions, Inc. by the Issuer on March 10, 2000, pursuant to which merger Plus became a wholly-owned subsidiary of the Issuer. Upon the effectiveness of the merger, Mr. Golden became President and Chief Executive Officer and a director of the Issuer.

ITEM 4   PURPOSE OF TRANSACTION

Mr. Golden acquired the Shares for investment purposes.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

The following item sets forth certain information regarding the beneficial ownership of the Shares by Seacoast. Each Control Person can be deemed to beneficially own the Shares only through its affiliation with Seacoast.

(a) Mr. Golden beneficially owns 7,776,732 shares of Common Stock, which represents 19.4 percent of the total shares of Common Stock outstanding.

(b) Mr. Golden exercises sole voting power and sole dispositive power with respect to all the Shares.

(c) Mr. Golden acquired beneficial ownership of all the Shares pursuant to the acquisition by merger of Plus Solutions, Inc. by the Issuer on March 10, 2000

(d)      None

(e)      Not applicable


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CUSIP NO. 83607U205                     FORM 13D               PAGE 4 OF 6 PAGES

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Golden and the Issuer have entered into an Option Agreement dated November 17, 1999 (the "Option Agreement"), The Option Agreement grants to Mr. Golden 1,200,000 options to purchase Common Stock for an exercise price of $.10 per share which became exercisable on December 1, 1999, with respect to all the options granted under the Option Agreement, and will continue to be exercisable until October 30, 2004.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

99.1        Option Agreement dated November 17, 1999 between Mr. Golden and the
            Issuer.




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CUSIP NO. 83607U205                     FORM 13D               PAGE 5 OF 6 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By:      /s/ Max L. Golden
---------------------------------
Name:    Max L. Golden
Date:    March 20, 2000


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CUSIP NO. 83607U205                     FORM 13D               PAGE 6 OF 6 PAGES



                                ATTACHED EXHIBITS

99.1         Option Agreement dated November 17, 1999 between Mr. Golden and the
             Issuer.